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Mevo

The world's only camera designed for live streaming events





MEVO.COM NEW YORK NEW YORK



MEVO
The World's Only Camera
Designed for Live Streaming
mevo
Instantly stream to
LIVE
YouTube
Periscope
LinkedIn
twitch
vimeo • livestream
NDI|HX

While growing Livestream.com, we heard from thousands of customers that hardware was their biggest hurdle to live streaming events. That's why we created Mevo. Customers wanted a simple, all-in-one solution for all skill levels to produce dynamic, high-quality live streams.

Max Haot Founder & CEO @ Mevo

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Why you may want to support us...

1. With recent travel restrictions, Mevo sales have recently increased fivefold. Help us avoid being out of stock by investing in Mevo.
2. Established startup with $5.9M revenue in 2019. 90,000+ Mevo Plus cameras sold on mevo.com, Best Buy, B&H, Adorama & Amazon
3. 30,000+ Mevo owners streaming at least one event each month
4. Respected partner and investor: Vimeo Inc.
5. Proprietary software: Dedicated iOS and Android apps control your Mevo camera with live editing features like cutting, zooming, and pans
6. Stream events to multiple platforms at once: YouTube, Facebook Live, Twitter, Periscope, Twitch, LinkedIn, Vimeo Livestream and more
7. Founder / CEO has 24+ years in software and hardware with two exits. Founded Livestream.com, which was acquired by Vimeo in 2017
8. New camera, Mevo Start is in production and will ship to pre-order customers in April. Lower price point ($299) expands the available market.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Max Haot
Founder & CEO
24+ years in software and hardware. Two exits. Founder of Livestream.





Catherine Rivera
Head of Operations & Finance
Previously VP Business Operations at Livestream.





Jimmy An
Head of Hardware
Previously VP of Hardware Engineering at Livestream.



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In the news

Mevo: One Livestream Camera To Rule Them All

This article is more than 2 years old. In the video above, I review the Mevo camera while letting it record and edit my video for me. The Mevo digs a knife into the heart of expensive setups previously required to

March 2, 2020 @ forbes.com

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Downloads

WeFunder Mevo Presentation.pdf

We made the world's only camera designed to live stream events.



Mevo - Founder Presentation for Mevo WeFunder Crowd-funding Campaign
from Mevo Camera
Shot on
08:15
vimeo

The live streaming market is the fastest-growing video segment.

Expected to double yearly and grow to 17% of all video consumption by 2022.



LIVE VIDEO STREAMING CONSUMPTION
Exabytes per Month
60
45
30
15
0
2017
2018
2019
2020
2021
2022
Source: Cisco VNI Global IP Traffic Forecast, 2017-2022

But live streaming camera options aren't ideal.

Phones

Who wants to hold up a phone for a two hour event?

Action Cameras

Limited battery life and functionalities for live streaming

Professional Rigs

Has everything you need, but who can afford this?

We built a camera that has all the features of a professional rig. But at a price that EVERYONE can afford.

Our Solution



Who uses Mevo?

Today we expect all events to be live streamed. From moments in daily life to the most influential professional events across the globe.



Meet Mevo Start.



Mevo Start is our second-generation Mevo camera, reimagined and engineered to address the needs of our growing customer base.

- Affordable price point at $299 MSRP

- Up to 6 HOURS of battery life, so you can stream events of all lengths without worrying about power

- 1080p sensor and onboard microphones deliver professional-level quality out of the box

- Stream to several major platforms including Facebook Live, Youtube, LinkedIn, Twitter, Twitch and more

Easy yet sophisticated controls.

The companion Mevo App gives our customers the ability to up their production value with the touch of a finger:




TAP TO CUT



See Our Unboxing Video learn more about Mevo Start!


Mevo Start - Unboxing and Demo
from Mevo Camera
Livestreaming Made Easy
Mevo Start is the simple, all-in-one solution for taking your content live.
07:53
vimeo

First look review for Mevo Start.


Mevo Start — First look, compared to Mevo Plus + Boost
Watch later
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NEW!
MEVO
START

This isn't our first rodeo.

In 2016, we launched the critically acclaimed Mevo Plus and have grown to more than 30,000 active users streaming using Mevo every month.


Our Business Today
Mevo Plus launched in 2016
The Live Event Camera
$5.9M
Yearly Revenue in 2019
90,000+
Cameras manufactured & sold since 2016
5 Million+
Live streams from Mevo



Currently Available on
amazon
BEST BUY
B&H
ADORAMA
30,000
Monthly active users streaming

We've partnered with the best of the best to create a scalable supply chain.



MANUFACTURER
Chicony
Public company headquartered in Taiwan. Builds cameras for:
CHIP PARTNER
Ambarella
World's highest quality small camera chip. Found inside:
SENSOR PARTNER
SONY
World's best sensors. Found inside:
Google
ring
GoPro
nest
dji

It's a team with proven results that has worked together for over 7 years.



Max Haot
Founder & CEO
Proven Internet Entrepreneur
Two Exits
24+ Years in Software & Hardware
Founder of Livestream, acquired by IAC/Vimeo
SALES
DESIGN / MARKETING
CUSTOMER EXPERIENCE
ADMIN
HARDWARE
SOFTWARE
FIRMWARE
SOFTWARE - iOS
SOFTWARE - ANDROID

The Mevo Roadmap

Mevo Start: Next Generation Camera



Mevo
Stream now, for everyone

- Market-transforming price point of $299 MSRP

- Currently in pre-order, shipping Spring 2020

- 1080p sensor and 6 hours of battery life

- All development funded and FCC approved

- 200 cameras already produced and in beta

- Beta tester rating average of 4.6/5.0

- Ready to produce 5,000 cameras (Spring 2020)

- First 1,000 Mevo Start started manufacturing on March 10, 2020 and will ship to consumers and resellers by the end of April 2020



Mevo Multicam App and Pack



Multi Camera Pack

- New feature: connecting and mixing multiple Mevo cameras

- Public beta testing in progress, full release Summer 2020

- #1 feature request from existing Mevo customers

- Works with Mevo Plus and Mevo Start

- Increases Customer Lifetime Value

- Mevo Multicam Pack launch Q4 2020

- Includes (3) Mevo Starts for $749 MSRP ($897 when sold separately)

Mevo Timeline



MEVO START PRE-ORDER
MEVO START LAUNCH
MEVO START MULTICAM PACK LAUNCH
Q1
Q2
Q4
2020
2021
Q1
Q3
Q1
MEVO PRO & MEVO HDMI PRODUCTS UNVEIL
MEVO MULTICAM APP LAUNCH
MEVO MULTICAM APP BETA

Use of funds



Minimum Raise
100% Inventory
Maximum Raise
20% Marketing
40% Inventory
40% Team & Overhead

How we make money

We sell our camera products and accessories on Mevo.com and via our reseller network including Amazon, B&H, Adorama, Best Buy and others. We also offer a subscription plan to unlock advanced features in our iOS and Android app. Since 2016, we have manufactured and sold more than 90,000 Mevo cameras. Our customers range from

manufactured and sold more than [illegible] Mevo cameras. Our customers range from consumers streaming family events (~30%) to organizations (~70%) sharing events with their customers and communities (examples: House of worship, Sports, Government, Education, ...). With the launch of Mevo Start and the Mevo multi-camera functionality and pack, we expect to grow sales and increase consumer adoption.

Invest today!

Join our mission to revolutionize live streaming. What're you waiting for? Let's do this and bring every event in the world online!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We design and manufacture the world's best camera and software app for live streaming events. We created Mevo Plus and will ship Mevo Start in April 2020. Mevo Start boasts our #1 customer request: Multi-camera functionality with the Mevo App. Users can mix multiple Mevo cameras to create a truly dynamic multi-POV production. We empower people of all experience levels to take storytelling to the next level with our easy-to-use, affordable, all-in-one cameras.

Where will your company be in 5 years?

In five years, we aim to sell more than half a million cameras per year and related app services. Additionally, we plan to develop new cameras and features that meet our users' needs in this rapidly growing space.

Why did you choose this idea?

While growing Livestream.com, we heard from thousands of customers that hardware was their biggest hurdle to live streaming events. That's why we created Mevo. Customers wanted a simple, all-in-one solution for all skill levels to produce dynamic, high-quality live streams.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Live streaming has never been more popular than it is right now, and it's only getting bigger. It is now expected that every event is streamed live, from house of worship, sports, breaking news, etc. While there are phones, action cameras and drones, they lack critical features for a live streaming setup. We are focused on a roadmap that addresses the needs of live streaming events.

How far along are you? What's your biggest obstacle?

We have built a strong customer base with our acclaimed camera, the Mevo Plus. Now we are building a new line of Mevo cameras that addresses our customers' key requests: longer battery life, competitive price point and their number one request: multi-camera editing in the Mevo App.

Who competes with you? What do you understand that they don't?

Phones: But they are too expensive, have the wrong form factor, battery duration, lenses, and mounting. Action cameras and drones: But streaming is a fourth-level feature and not their focus. At Mevo, our camera is built from the ground up for live streaming, and we address the needs of event creators with every product decision, from hardware to software.

How will you make money?

We sell our Mevo products direct to consumers at Mevo.com. We also have a strong reseller network and are proudly in Best Buy, Amazon, B&H and over seven countries across the world. Additionally, we have a subscription model, selling a suite of premium Mevo App features for more advanced production needs.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Increasing volume to 50,000 units a year or more to become GAAP profitable.

What's the history with Livestream and Vimeo? ⌄

Mevo was originally created in 2016 as a brand subsidiary of Livestream. Mevo Inc. then became independent in 2019 when Max Haot purchased it back from Vimeo (Vimeo had acquired Livestream in 2017). We are now headquartered in Brooklyn, N.Y. at New Lab.